Filed Pursuant to Rule 433
Registration No. 333-240320

Pricing Term Sheet
March 2, 2023

Black Hills Corporation

This communication should be read in conjunction with the preliminary prospectus supplement dated March 2, 2023 and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying base prospectus.

$350,000,000 5.950% Notes due 2028

Issuer:	Black Hills Corporation

Expected ratings (outlook)*:	BBB+ / Baa2 / BBB+

Title of securities:	5.950% Notes due 2028

Ranking:	Senior Unsecured

Aggregate principal amount offered:	$350,000,000

Trade date:	March 2, 2023

Settlement date (T+3)**:	March 7, 2023

Interest payment dates:	March 15 and September 15 of each year, commencing September 15, 2023

Record dates:	March 1 and September 1 of each year

Stated maturity date:	March 15, 2028

Initial price to public:	99.677% of principal amount

Annual interest rate:	5.950% per annum

Benchmark Treasury:	4.000% due February 29, 2028

Benchmark Treasury Price / Yield:	98-17 ¾ / 4.325%

Spread to Benchmark Treasury:	+170 bps

Yield to maturity:	6.025%

Optional Redemption:

Make-whole call:	Callable at the greater of par and the make-whole (Treasury Rate plus 30 bps) at any time before February 15, 2028, as described under the heading

“Description of the Notes—Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after February 15, 2028, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

CUSIP / ISIN:	092113 AV1 / US092113AV12

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* These securities ratings have been provided by S&P, Moody’s and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment thereof on or about March 7, 2023, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 800-294-1322 or J.P. Morgan Securities LLC collect at 212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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